Mail Stop 4561
via fax (760) 454-1643

October 09, 2008

Justin Pentelute
President and CEO
Wren, Inc.
P.O. Box 5005
PMB 42
Ranch Santa Fe, CA 92067

        Re: **Wren, Inc.**
                Form 10-KSB for the Year Ended December 31, 2007
                Filed on March 31, 2008
                Forms 10-Q for the Quarter Ended March 31, 2008 and June 30, 2008
                Filed on May 13, 2008 and August 14, 2008, respectively
                File No.: 000-53218

Dear Mr. Pentelute:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 9

1.   We note your statement that a "control system cannot provide absolute assurance,
        however, that the objectives of the controls systems are met, and no evaluation of
        controls can provide absolute assurance that all control issues and instances of
        fraud, if any, within a company have been detected." Please confirm if true that
        your disclosure controls and procedures are designed to provide reasonable
        assurance of achieving their objectives and that your principle executive officer
        and principle financial officer concluded that your disclosure controls and
        procedures are effective at that reasonable assurance level. Please refer to Section
        II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Forms 10-Q for the Quarterly Period Ended March 30, 2008 and June 30, 2008

Item 4T. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

2.   We note that you did not include the information required by Item 307 of
        Regulation S-K in your March 31, 2008 and June 30, 2008 Forms 10-Q. Please
        amend your filings to include the necessary disclosures.

Exhibit 31.1 and 31.2

3.   We note that you filed your Principal Executive Officer and Principal Financial
        Officer's certifications under Item 601(b)(31) of Regulation S-K. Please revise
        the certifications included in the Company's March 31, 2008 and June 30, 2008
        Forms 10-Q to include the introductory language of paragraph 4 and the language
        of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Similarly, revisions
        should be made to the Company's December 31, 2007 Form 10-KSB to include
        the introductory language of paragraph 4.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your

filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3348 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief